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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70033

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __EURONEXT MARKET SERVICES LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__180 MAIDEN LANE, 15TH FLOOR__
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Rotenberg Meril Solomon Bertiger & Guttilla, P.C.__
(Name – if individual, state last, first, and middle name)

250 Pehle Avenue, Suite 601	Saddle Brook	NJ	07663
(Address)	(City)	(State)	(Zip Code)

10/20/2003	361
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan Goldstein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EURONEXT MARKET SERVICES LLC _____, as of 12/31 _____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



This affirmation is made by me on March 2, 2022

SUSAN DAUBER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DA6269131
Qualified in New York County
My Commission Expires 09-17-2024

Notary Public



Signature:

Title:

Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EURONEXT MARKET SERVICES LLC
FINANCIAL STATEMENT AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2021

C O N T E N T S

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Euronext Market Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Euronext Market Services LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2018.

Saddle Brook, New Jersey
March 2, 2022

Assets

Cash and cash equivalents	$ 1,945,045
Due from Parent - Deferred tax benefit	107,266
Accounts receivable	163,995
Unbilled receivables	201,295
Prepaid expenses and other assets	5,071
Total assets	**$ 2,422,672**

Liabilites and member's equity

Liabilities

Due to related parties	$ 478,717
Accounts payable and accrued expenses	14,395
Total liabilities	**493,112**
Member's equity	**1,929,560**
Total liabilities and member's equity	**$ 2,422,672**

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

Euronext Market Services LLC (the "Company") is a wholly-owned subsidiary of Euronext US, Inc. (the "Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in July 2017. On September 10, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company was originally approved by FINRA to do business as an alternative trading system ("ATS") to trade U.S. corporate debt securities and U.S. Treasury securities, but the Company is not currently actively engaged as an ATS. In addition, the Company offers SEC Rule 28(e) soft dollar trade reconciliation services between other FINRA broker dealers and their asset manager clients. These services are limited to accounting, reconciliation, and retention services of soft dollar transactions uploaded and systemized through trade reconciliation technology provided by an affiliate, Commcise Software Limited (the "Affiliate"). See Note 7 for related party transactions.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statement are consistent with that rule. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities and does not carry accounts of or for customers.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing the financial statement in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Revenue Recognition

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers.* Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are resolved monthly as services are performed under the terms of the contracts.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records an unbilled receivable when revenue is recognized prior to invoicing and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company records accounts receivables when services are billed to the customer.

The Company had receivables related to revenues from contracts with customers of $365,290 at December 31, 2021, consisting of $201,295 of unbilled receivables, and $163,995 of accounts receivable. The Company expects the entirety of these receivables to be collected in accordance with the invoice terms in 2022.

Contract Costs

Incremental costs of obtaining a contract are capitalized if they are expected to be recovered. Incremental contract costs that have an amortization period of one year or less are expensed as a practical expedient. There were no incremental contract

costs during 2021. The Company does not incur any other contract costs with the exception of the services provided by the Affiliate. At December 31, 2021, the Company owes the Affiliate $168,000. Please see Note 7 for further details.

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes. The Company is included in a consolidated federal, New York State, and New York City group returns of its Parent.

Since the transactions reported in the Company's financial statement have income tax implications to the Parent, management believes that the Company's financial statement should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset within the Parent's group return. Future realization of the deferred tax benefit depends on the existence of sufficient group taxable income within the carry-forward period. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statement.

Financial Instruments - Credit Losses

On January 1, 2020, the Company adopted ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The new guidance required an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical

experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company's assets within the scope of ASU 2016-13 include accounts receivable and unbilled receivables. For these financial instruments within the guidance's scope, the expected credit losses were determined to be immaterial considering the counterparty's credit quality, an insignificant history of credit losses, and/or the short-term nature of the credit exposure.

NOTE 3 -   CONTINGENCIES

Legal Matters
From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest averse to our interest.

NOTE 4 -   CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. From time to time, the Company's balances may exceed these limits. At December 31, 2021 the Company's cash balance account had $1,695,045 in excess of the federally-insured limits. The Company has not incurred any losses in its account.

The Company provides its support and operational services to its customers through the Affiliate pursuant to the intercompany services agreement as discussed in Note 7.

NOTE 5-   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,451,933, which exceeded its requirement of $32,874 by $1,419,059. The ratio of aggregate indebtedness to net capital was .34 to 1.

NOTE 6 -   INCOME TAXES

The Parent's group returns for 2018 through 2021 are subject to federal, state and local examination.

NOTE 7 -   RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services.

Effective December 1, 2019, the Company entered into an intercompany services agreement with the Affiliate. Pursuant to the agreement, the Affiliate provides accounting, reconciliation, and retention services of soft dollar transactions uploaded and systemized through the affiliate's trade reconciliation technology.

Related party transactions:

Parent - Euronext US Inc.
Affiliate 1 – Euronext Markets Americas LLC.
Affiliate 2 – Commcise Software Limited

	2021
Receivables due from related party:	
- Parent (a)	$ 107,266
Payables due to related parties:	
- Parent (b)	$ 306,770
- Affiliate 1 (c)	3,947
- Affiliate 2 (d)	168,000
	$ 478,717

a) Consists of the receivable of the deferred tax assets from the Parent.
b) Consists of the balance owed under the administrative services agreement and allocated for current income taxes.
c) Consists of the balance owed under the administrative services agreement.
d) Consists of the balance owed under the intercompany services agreement.

NOTE 8 -   Impact of COVID-19

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and

changing quickly. Our operations have continued during the COVID-19 pandemic and we have not had significant disruption.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; and the effectiveness of widespread testing and a vaccine.

NOTE 9 -   SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.